SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549


                             SCHEDULE 13D
               Under the Securities Exchange Act of 1934


                       COMVERSE TECHNOLOGY, INC.
                           (Name of Issuer)

                Common Stock, Par Value $0.10 Per Share
                    (Title of Class of Securities)

                               205862105
                            (CUSIP Number)

                           William F. Sorin
                Corporate Secretary and General Counsel
                       Comverse Technology, Inc.
                       170 Crossways Park Drive
                          Woodbury, NY 11797
                            (516) 677-7200

            (Name, Address and Telephone Number of Persons
           Authorized to Receive Notices and Communications)

                           January 14, 1998

        (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                    (Continued on following pages)

CUSIP NO. 205862105         13D                   Page  2 of   5   Pages

--------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
             Greg. C. Carr
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             ###-##-####
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *    (a) [ ]
                                                              (b) [ ]
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3       SEC USE ONLY
--------------------------------------------------------------------------
4       SOURCE OF FUNDS *
        PF
--------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(D) OR 2(E)                                      [ ]
--------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
--------------------------------------------------------------------------
                           7         SOLE VOTING POWER
        NUMBER OF                         1,525,225
          SHARES          ------------------------------------------------
       BENEFICIALLY        8         SHARED VOTING POWER
      OWNED BY EACH                       None
        REPORTING         ------------------------------------------------
       PERSON WITH         9         SOLE DISPOSITIVE POWER
                                          1,525,225
                          ------------------------------------------------
                           10        SHARED DISPOSITIVE POWER
                                          None
--------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,525,225
--------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES *                                               [ ]
--------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             6.1%
--------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON *
             IN
--------------------------------------------------------------------------
                 * SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1.  Security and Issuer

     This Schedule 13D relates to the common stock, par value $0.10 per share (the "Common Stock," an individual share of which is a "Share"), of Comverse Technology, Inc., a New York corporation (the "Issuer"). The principal executive offices of the Issuer are located at 170 Crossways Park Drive, Woodbury, New York 11797.

Item 2.  Identity and Background

     The name of the individual filing this statement is Greg C. Carr
("Carr").

     The current principal business address of Carr is The Residences at Charles Square, 975 Memorial Drive, Cambridge, Massachusetts 02138.

     The present principal occupation of Carr is director of Issuer. The Issuer is a company engaged principally in the business of telecommunications. The principal address of the Issuer is set forth in Item 1 above.

     During the last five years, Carr has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     Carr is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

     The securities were acquired pursuant to the merger between Boston Technology, Inc. ("BTI") and Issuer (the "Merger").

     On August 20, 1997, Issuer and BTI entered into an Agreement and Plan of Merger, dated as of such date (the "Merger Agreement"). In the Merger, each stockholder of BTI received, for each share of common stock of BTI held, a right to receive 0.65 Shares of Issuer Common Stock.

     A copy of the Merger Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.

     On January 14, 1998, with all conditions of the Merger Agreement having been met, the Merger was consummated and BTI merged with and into Issuer. Upon consummation of the Merger, Carr's 2,346,400 shares of BTI common stock were converted into the right to receive 1,525,225 Shares of Common Stock and Carr was deemed to be beneficial owner of 6.1% of the outstanding Shares of Common Stock.

Item 4.  Purpose of Transaction

     See description of the Merger under Item 3, above.

     The securities were acquired by the reporting person for the purpose of investment.

     Upon consummation of the Merger, the number of positions on the Issuer's Board of Directors was increased by two (2). Carr was appointed one of these positions and Francis E. Girard was appointed the other.

Item 5.  Interest in Securities of the Issuer

     (a) Carr is deemed to have beneficial ownership of 1,525,225 Shares of Common Stock (6.1% of all currently outstanding Shares of Issuer Common Stock).

     (b) Carr has sole power to vote, or to direct the vote of, 1,525,225 Shares of Common Stock. Carr has sole power to dispose, or to direct the disposition of, 1,525,225 Shares of Common Stock. Carr has shared power to vote, or to direct the vote of, and to dispose, or to direct the disposition of, no Shares of Common Stock.

     (c)  See Item 3

     (d)  None

     (e)  Not applicable



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     None

Item 7.   Materials to be Filed as Exhibits


     Exhibit        Description

        1. Agreement and Plan of Merger, dated as of August 20, 1997, between BTI and Issuer (Incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K of Comverse Technology, Inc. dated August 20, 1997).

                               SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and accurate.



Date:  January 23, 1998


                              By: /s/ Greg C. Carr
                                 ---------------------
                                    Greg C. Carr